Mail Stop 3561


							March 28, 2006


Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

		RE:	Electric Moto Corporation
			Registration Statement on Form SB-2
			File No. 333-124012
			Amendment Filed: March 13, 2006

Dear Mr. Schless:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.


The limited amount of cash in our bank account could result in the cessation fo our operations...., page 3
1. We note your response to comment 2. Please revise to indicate your amount of working capital as of December 31, 2005.


Market for Common Equity and Related Stockholder Matters, page 6
2. Refer to the third paragraph of this subsection and advise us about the disclosure that reads: "(per financials 7,460,000 - which is correct? - see also p 20)."


Principal Stockholders, page 24
3. We note you indicate Noah Clark beneficially owns 2,000,000 and 2,550,000 shares as of March 14, 2006. Please revise as appropriate.


Part II - Information Not Required in Prospectus

Recent Sales of Unregistered Securities
4. Please provide us with an analysis to whether the December 18, 2005 transaction in which the company issued 6,560,000 shares to Nils
Wiklund was effected in reliance on the provisions contained in Regulation S - Rules Governing Offers and Sales Made Outside the United States Without Registration Under the Securities Act of 1933.
We may have further comment after reviewing your response.


Undertakings
5. Please provide all required undertakings set forth in Item
512(a)
of Regulation S-B.


   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David
Link, who supervised the review of your filing, at (202) 551-3356.

      Sincerely,



John Reynolds
Assistant Director

cc. Richard Anslow, Esq.
      (732) 577-1188
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Ely Schless, Chief Executive Officer
Electric Moto Corporation
March 28, 2006
Page 2